Exhibit 1
TAT TECHNOLOGIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear shareholders of TAT Technologies Ltd.:

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of TAT Technologies Ltd. (the “Company”) will be held on September 7, 2015 at 5:00 P.M. Israel time, at the offices of the company, located at Neta Bulevard 2, Re'em Industrial Zone, Bney Ayish,  Israel.

The agenda of the Meeting shall be as follows:

               1.           Approval of the re-appointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our next Annual General Meeting of Shareholders, and delegation to the Company's Audit Committee and Board of Directors of the authority to determine the accountants' remuneration in accordance with the volume and nature of their services; and

                2.           Approval of the re-election of each of Mr. Samuel Vlodinger, Mr. Ron Ben Haim, Mr. Jan Loeb and Ms. Dafna Gruber to serve as Directors of the Company, each to hold office until our next Annual General Meeting of Shareholders; and

3.           Approval, in accordance with Section 272(c1)(1) of the Israeli Companies Law, 5759-1999 (the "Companies Law") of the following compensation to Mr. Itsik Maaravi, the Company's President & CEO: (1) a grant of an annual cash bonus for the year 2014; and (2) an annual cash bonus plan for the year 2015 and thereafter, as described in the Proxy Statement.

In addition, the shareholders will be invited to discuss at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2014.

The approval of each of Items 1 and 2 requires the affirmative vote of the holders of a majority of the voting power represented and voting on the matter in person or by proxy.

The approval of Item 3 requires the affirmative vote of the holders of a majority of the voting power represented and voting on the matter in person or by proxy, provided that (i) such a majority includes at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders of the Company nor are they shareholders who have a personal interest in the approval of the proposal set forth in Item 3; or (ii) the total number of shares of non-controlling shareholders and non-interested shareholders voted against the proposal in Item 3 must not represent more than two percent (2%) of the total voting rights in the Company. Votes abstaining shall not be taken into account in counting the above-referenced shareholder votes.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company. A shareholder will be deemed to have a personal interest if any member of such shareholder's immediate family or their spouse has a personal interest in the adoption of the relevant proposal.  In addition, a shareholder will be deemed to have a personal interest if a company, other than TAT Technologies, that is affiliated to such shareholder has a personal interest in the adoption of the relevant proposal.  Such company is a company in which the shareholder or a member of such shareholder's immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, a shareholder will not be deemed to have a personal interest in the adoption of the proposal if the shareholder's interest in such proposal arises solely from ownership of TAT Technologies' shares, or to a matter that is not related to a relationship with a controlling shareholder.

With regards to the approval of Item 3 in the proxy card attached to the proxy statement, you will be asked to indicate whether or not you are a controlling shareholder of the Company or whether or not you have a personal interest in the proposal set forth in Item 3. If any shareholder casting a vote in connection hereto does not notify us whether or not it is a controlling shareholder of the Company or whether or not it has a personal interest in the approval of the proposal set forth in Item 3, such shareholder's vote with respect to such Item will be disqualified.

Only shareholders of record at the close of business on August 5, 2015, (the “Record Date”) will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person may vote with respect to Items 1 through 3 by means of a proxy card and are required to complete, sign, date and return the proxy card no later than September 4, 2015, 5:00 P.M. Israel time, to permit verification. Voting will be done by completing the second part of the proxy card. The form of proxy card was furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and is available to the public on the Commission’s website at http://www.sec.gov. The form of proxy card is also available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il..

Shareholders wishing to express their position on Items 1 through 3 on the agenda for this Meeting may do so by submitting a written statement (hereinafter “Position Statement”) to the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel. Any Position Statement received will be furnished to the Commission on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than August 15, 2015.

A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement.

A shareholder, whose shares are registered with a Tel-Aviv Stock Exchange Ltd. (the “TASE”) member and are not registered on the Company’s shareholders' register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the proxy card and to the Position Statements posted on the Israel Securities Authority website, provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

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A shareholder whose Shares are registered with a member of the TASE, is required to prove his share ownership to vote at the Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account.

Discussion at the Meeting will be commenced if a quorum is present. A quorum is comprised of two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least one-third (33.33%) of the voting power in the Company. If a quorum is not present within half an hour of the time designated for the Meeting, the Meeting will be adjourned to September 17, 2015, at the same time and place. If a quorum is not present within half an hour of the time designated for the adjourned meeting, two shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel during normal business hours and by prior coordination with Mr. Guy Nathanzon (tel: +972-8-8628500 or +972-8-8628501).

Should changes be made to any Item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission on Form 6-K and with the Israeli Securities Authority in the aforementioned internet websites.

By the Order of the Board of Directors,

Guy Nathanzon, CFO Dated: July 29, 2015

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TAT TECHNOLOGIES LTD.

P.O. Box 80, Gedera 70750 Israel
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PROXY STATEMENT
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ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 7, 2015

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.90 per share (the “Shares”), of TAT Technologies Ltd. in connection with the annual general meeting of shareholders of the Company to be held at the offices of the company, located at Neta Bulevard 2, Re'em Industrial Zone, Bney Ayish, Israel on September 7, 2015 at 5:00 P.M. Israel time, and thereafter as it may be adjourned from time to time (the “Meeting”). Unless the context otherwise requires, references in this Proxy Statement to “TAT,” the “Company,” “we” or “our” refer to TAT Technologies Ltd.

The agenda of the Meeting shall be as follows:

1.           Approval of the re-appointment of Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants, effective as of the approval by the Meeting until our next Annual General Meeting of Shareholders, and delegation to the Company's Audit Committee and Board of Directors of the authority to determine the accountants' remuneration in accordance with the volume and nature of their services; and

                2.           Approval of the re-election of each of Mr. Samuel Vlodinger (Mr. Vlodinger is the Chairman of the Board of Directors), Mr. Ron Ben Haim, Mr. Jan Loeb and Ms. Dafna Gruber (Ms. Gruber is an Independent Director), to serve as Directors of the Company, each to hold office until our next Annual General Meeting of Shareholders; and

3.           Approval, in accordance with Section 272(c1)(1) of the Israeli Companies Law 5759-1999 (the "Companies Law") of the following compensation to Mr. Itsik Maaravi, the Company's President & CEO: (1) a grant of an annual cash bonus for the year 2014; and (2) an annual cash bonus plan for  the year 2015 and thereafter, as described in this Proxy Statement.

In addition, the shareholders will be invited to discuss at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2014.

Shareholders Entitled to Participate and Vote

Only holders of record of Shares at the close of business on August 5, 2015 (the “Record Date”) are entitled to receive notice of, and to vote at, the Meeting.

As of July 29, 2015, the Company had 9,079,709 issued Shares and 8,808,344 outstanding Shares (excluding 274,473 dormant Shares held in treasury). Each outstanding Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

Beneficial Ownership Of Securities

FIMI Opportunity V, L.P. and FIMI Israel Opportunity FIVE, Limited Partnership, or the FIMI Funds, are the beneficial holders of 53.7% of TAT’s Ordinary shares (4,732,351 shares). Leap-Tide Capital Management Inc., which is controlled by Mr. Jan Loeb, a member of our board of directors, is the beneficial holder of 5.9% of TAT’s Ordinary shares (522,607 shares). No other shareholder is known to us to be a beneficial owner of 5% or more of TAT’s Ordinary shares.

The following table sets forth certain information as of July 29, 2015, regarding the beneficial ownership by all shareholders known to us to own beneficially 5% or more of our Ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership(2)
FIMI Funds (3)	4,732,351	53.7%
Leap-Tide Capital Management Inc.	522,607	5.9%
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(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2) The percentages shown are based on 8,808,344 Ordinary shares issued and outstanding as of July 29, 2015.

(3) Based on a Schedule 13D filed on August 14, 2013, FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership (together, the "FIMI Funds"), FIMI FIVE 2012 Ltd., Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi share voting and dispositive power with respect to the 4,732,351 Ordinary shares held by the FIMI Funds. FIMI FIVE 2012 Ltd. is the managing general partner of the FIMI Funds. Shira and Ishay Davidi Management Ltd. controls FIMI FIVE 2012 Ltd. Mr. Ishay Davidi controls Shira and Ishay Davidi Management Ltd. and is the Chief Executive Officer of all the entities listed above. The principal business address of each of the above entities and of Mr. Davidi is c/o FIMI FIVE 2012 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel.

Proxies

All shareholders who are unable to attend the Meeting in person may vote with respect to Items 1 through 3 by means of a proxy card and they are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. If your Shares are held in “street name” (meaning in the name of a bank, broker or other record holder), you must either direct the record holder of your Shares as to how to vote your Shares or obtain a legal proxy from the record holder to vote the Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares. In order for these Shares to be counted, a duly executed proxy must be received by the Company’s Transfer Agent or by the Company, c/o Mr. Guy Nathanzon, at the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel (on the 4th Floor), no later than September 4, 2015 at 5:00 P.M., Israel time. Shares represented by proxy received after such time will not be counted. Any such proxy may be revoked by such holders at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Mr. Guy Nathanzon; or (ii) attending the Meeting and voting in person.

Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy.

Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority ("ISA"), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv stock Exchange member through which you hold your shares.

Expenses and Solicitation

Shareholders wishing to express their position on Items 1 through 3 on the agenda for this Meeting may do so by submitting a written statement (“Position Statement”) to the offices of Naschitz, Brandes, Amir & Co., Advocates, located at 5 Tuval Street, Tel-Aviv, Israel (on the 4th Floor). Any Position Statement received will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the SEC on Form 6-K and with the ISA.

Position Statements should be submitted to the Company no later than August 15, 2015.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

These proxy and proxy card shall also serve as a voting deed (ktav hatzba’a) as such term is defined under the Companies Law.

The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about August 13, 2015. This proxy statement and the accompanying proxy card are also available to the public through the following websites http://www.sec.gov, http://www.magna.isa.gov.il or http://maya.tase.co.il.

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the beneficial owners of Shares held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs.

Quorum and Voting Requirements

The quorum required consists of two or more shareholders who are present in person or proxy (or who have delivered a proxy card indicating their manner of voting) and who together hold or represent Shares conferring in the aggregate at least one third (33.33%) of the voting power in the Company on the Record Date. If a quorum is not present within one half hour of the time designated for the Meeting, the Meeting shall be adjourned to September 17, 2015, at the same time and place. If a quorum is not present within one half hour of the time designated for the adjourned Meeting, two shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

The approval of each of Items 1 and 2 requires the affirmative vote of the holders of a majority of the voting power represented and voting on the matter in person or by proxy.

The approval of Item 3 requires the affirmative vote of the holders of a majority of the voting power represented and voting on the matter, in person or by proxy, provided that (i) such a majority includes at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders of the Company nor are they shareholders who have a personal interest in the approval of the proposal set forth in Item 3; or (ii) the total number of shares of non-controlling shareholders and non-interested shareholders voted against the proposal in Item 3 must not represent more than two percent (2%) of the total voting rights in the Company. Votes abstaining shall not be taken into account in counting the above-referenced shareholder votes.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company. A shareholder will be deemed to have a personal interest if any member of such shareholder's immediate family or their spouse has a personal interest in the adoption of the relevant proposal.  In addition, a shareholder will be deemed to have a personal interest if a company, other than TAT Technologies, that is affiliated to such shareholder has a personal interest in the adoption of the relevant proposal.  Such company is a company in which the shareholder or a member of such shareholder's immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, a shareholder will not be deemed to have a personal interest in the adoption of the proposal if the shareholder's interest in such proposal arises solely from ownership of TAT Technologies' shares, or to a matter that is not related to a relationship with a controlling shareholder.

With regards to the approval of Item 3 in the proxy card attached to the proxy statement, you will be asked to indicate whether or not you are a controlling shareholder of the Company or whether or not you have a personal interest in the Approval of the proposal set forth in Item 3 above. If any shareholder casting a vote in connection hereto does not notify us whether or not it is a controlling shareholder of the Company or whether or not it has a personal interest in the Approval of Item 3, such shareholder's vote with respect to such Item will be disqualified.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

ITEM 1: APPROVAL OF THE REAPPOINTMENT OF KESSELMAN & KESSELMAN PWC ISRAEL, A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL LTD., AS OUR INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS, EFFECTIVE AS OF THE APPROVAL BY THE MEETING UNTIL OUR NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS, AND DELEGATION TO THE COMPANY'S AUDIT COMMITTEE AND BOARD OF DIRECTORS OF THE AUTHORITY TO DETERMINE THE ACCOUNTANTS' REMUNERATION IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES.

Under the Companies Law and the Company’s articles of association, the shareholders of the Company are authorized to appoint the Company’s independent certified public accountants. In addition, the approval by the Company’s Audit Committee of the re-appointment and remuneration of the independent certified public accountants is required under the corporate governance rules of The NASDAQ Stock Market.

We first appointed Kesselman & Kesselman PwC Israel, a member of PricewaterhouseCoopers International Ltd., as our independent certified public accountants in 2009. Kesselman & Kesselman PwC Israel has no relationship with us or any of our affiliates except as auditors.

At the Meeting, and in accordance with the recommendation of our Audit Committee and Board of Directors, the shareholders will be asked to approve the re-appointment of Kesselman & Kesselman PwC Israel as our independent registered public accountants effective as of the approval by the Meeting and until the Company's next Annual General Meeting of Shareholders. As a result of Kesselman & Kesselman PwC Israel’s familiarity with our operations and its reputation in the auditing field, our Audit Committee and Board of Directors believe that Kesselman & Kesselman PwC Israel has the necessary personnel, professional qualifications and independence to act as our independent certified public accountants.

At the Meeting, the shareholders will also be asked to delegate to our Board of Directors and our Audit Committee the authority to determine the remuneration of our independent certified public accountants according to the volume and nature of their services. With respect to fiscal year 2014, we paid Kesselman & Kesselman PwC Israel approximately $204,565 for audit services and $64,998 for tax-related services.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, THAT THE RE-APPOINTMENT OF KESSELMAN & KESSELMAN PWC ISRAEL, A MEMBER OF PRICEWATERHOUSECOOPERS INTERNATIONAL LTD., AS THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS OF THE COMPANY EFFECTIVE AS OF THE APPROVAL BY THE MEETING AND UNTIL THE COMPANY'S NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS, BE AND HEREBY IS APPROVED, AND IT IS FURTHER RESOLVED, THAT THE AUDIT COMMITTEE AND BOARD OF DIRECTORS BE, AND HEREBY ARE, AUTHORIZED TO DETERMINE THE REMUNERATION OF SUCH AUDITORS IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES.”

ITEM 2: APPROVAL OF THE RE-ELECTION OF EACH OF MR. SAMUEL VLODINGER, MR. RON BEN HAIM, MR. JAN LOEB AND MS. DAFNA GRUBER TO SERVE AS DIRECTORS OF THE COMPANY, EACH TO HOLD OFFICE UNTIL OUR NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS.

The Company's Articles of Association provide for a Board of Directors consisting of no less than two and no more than eleven members. Our Board of Directors is currently composed of 6 directors (prior to this Meeting), including two external director appointed in accordance with the Companies Law. Our directors, other than our external directors, are elected at each annual meeting of shareholders. All the members of our Board of Directors (except the external directors who may be re-elected pursuant to the terms and subject to the conditions stipulated in the Companies Law) may be re-elected upon completion of their term of office.

At the Meeting, our shareholders are being asked to elect Mr. Samuel Vlodinger, Mr. Ron Ben Haim, Ms. Dafna Gruber and Mr. Jan Loeb to hold office until our next Annual General Meeting of Shareholders.

Under the Companies Law, the Board of Directors of a public company is required to determine the minimum number of directors with “accounting and financial expertise” who will serve on the board. Our Board of Directors determined that at least two directors must have “accounting and financial expertise” as such term is defined by regulations promulgated under the Companies Law. The Board of Directors determined that Samuel Vlodinger, Ron Ben Haim, Jan Loeb, Avi Shani and Dafna Gruber all have “accounting and financial expertise”.  Furthermore, our audit committee determined on August 20th 2013 that Ms. Dafna Gruber qualifies as an “independent” director within the meaning of this term under the Companies Law.

We are a “controlled company” within the meaning of the NASDAQ Marketplace Rules. As such, we are exempt from the NASDAQ Marketplace Rules requirement that a majority of a company’s Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. We are also exempt from the NASDAQ Marketplace Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are proposed by the Board of Directors and elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association provide that the directors (except the external directors) may also be appointed by a vote of a majority of directors then in office. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

Under the Companies Law, the affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to re-elect each of the nominees named above.

Set forth below is information about each nominee, including age, position(s) held with the Company, principal occupation, business history and other directorships held.

Samuel Vlodinger (64) was elected as a director by our Board of Directors in August 2013. Mr. Vlodinger has been a senior partner in FIMI since 2009. Prior to joining FIMI, Mr. Vlodinger held senior management positions in several industrial companies and has been an active private equity investor. Mr. Vlodinger holds a B.Sc. in industrial engineering from the Technion, Israel Institute of Technology. Mr. Vlodinger currently serves as the chairman of the board of directors of Tadir-Gan Precision Products, Ltd., Raval ACS, Ltd., Bagir Group and Ginegar Plastic Industries, Ltd.

Ron Ben-Haim (46) was elected as a director by our Board of Directors in August 2013. Mr. Ben-Haim has been a partner in FIMI since 2006. Mr. Ben Haim was previously with Compass Advisers, LLP, an investment banking firm based in New York and in Tel Aviv and with the Merrill Lynch Mergers & Acquisitions group in New York. Prior to Merrill Lynch, Mr. Ben-Haim worked at Teva Pharmaceuticals in production management. Mr. Ben-Haim holds a B.Sc. in industrial engineering from the Tel Aviv University and an MBA from New York University. Mr. Ben-Haim currently serves on the board of directors of Tadir-Gan Precision Products, Ltd., Raval ACS, Ltd., Bagir Group, Nirlat Paints, Ltd., Alony, Ltd. and Overseas Commerce, Ltd.

Mr. Jan Loeb (56) was elected as a director by our Board of Directors in August 2009. Mr. Loeb has served as President of Leap Tide Capital Management, Inc., a capital investment firm, since 2007. From February 2005 through January 2007, he served as a portfolio manager of Amtrust Capital Management, Inc. From February 2004 through January 2005, Mr. Loeb was a Portfolio Manager for Chesapeake Partners, a capital investment firm. From January 2002 through December 2004, Mr. Loeb was a Managing Director of Jefferies & Company, Inc., an investment banking firm based in New York City. From 1994 through 2001, Mr. Loeb was a Managing Director of Dresdner Kleinwort and Wasserstein, Inc., an investment banking firm based in New York City, which was formerly known as Wasserstein Perella & Co., Inc. Mr. Loeb was a director of American Pacific Corporation and Pernix Therapeutics, Inc. and currently he is a director of Kid Brands and Chairman of the Equity Committee of the Dolan Companies. Mr. Loeb graduated from Baruch College – City University of New York with a baccalaureate in Finance and Investments.

Ms. Dafna Gruber (50) was elected as a director by our Board of Directors in November 2013. Ms. Gruber has been the Corporate Vice President and Chief Financial Officer (CFO) of NICE Systems (NASDAQ: NICE), a worldwide leader of intent-based solutions, from 2007 until 2015. Prior to that, Ms. Gruber has been for 11 years with Alvarion (NASDAQ:ALVR), the last eight as the company's CFO. From 1993 to 1996, Ms. Gruber was financial controller at Lannet, a leading worldwide data communications company, subsequently acquired by Lucent. Ms. Gruber is a Certified Public Accountant (CPA) and holds a B.A. in Accounting and Economics from Tel Aviv University.

Attached as Appendix A are the declarations according to the Companies Law of Mr. Jan Loeb, Mr. Ron Ben Haim, Mr. Samuel Vlodinger and Ms. Dafna Gruber.

Each of the director nominees has certified to the Company that he or she complies with all requirements under the Companies Law for serving as a director.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

“RESOLVED, TO APPROVE THE RE-ELECTION OF EACH OF MR. SAMUEL VLODINGER, MR. RON BEN HAIM, MR. JAN LOEB AND MS. DAFNA GRUBER TO SERVE AS DIRECTORS OF THE COMPANY AND TO HOLD OFFICE UNTIL OUR NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS”

ITEM 3: APPROVAL OF CERTAIN COMPENSATION TO MR. ITSIK MAARAVI, THE COMPANY’S PRESIDENT & CEO, IN ACCORDANCE WITH SECTION 272(C1)(1) OF THE COMPANIES LAW.

Mr. Itsik Maaravi has served as TAT’s Chief Executive Officer since January 2012. Prior to that, Mr. Maaravi served as President of TAT’s Piedmont subsidiary, a position he held since July 2011. From July 2009 through June 2011 Mr. Maaravi was Chief Marketing Officer for Piedmont as well as for the Company’s Limco subsidiary. Between 2000 and June 2009 Mr. Maaravi held senior marketing positions at Kamor Aviation and Israel Aerospace Industries.

Our Compensation Committee and Board of Directors have approved, and recommended that the Company’s shareholders approve, a grant of an annual cash bonus for the year 2014 in the total amount of 145,111 NIS, of which 29,022 NIS is a deferred bonus which may be paid in 2016 in accordance with the terms of TAT's compensation policy (the total amount is equivalent to 1.61 monthly salaries of Mr. Itsik Maaravi) (the "2014 Bonus"). The 2014 Bonus will be paid within 7 business days following its approval by this Annual Shareholders Meeting.

In addition, Our Compensation Committee and Board of Directors have approved, and recommended that the Company’s shareholders approve, an annual cash bonus plan for Mr. Itsik Maaravi, for his services as the Company’s Chief Executive Officer for the years 2015 and thereafter (so long as he serves as the Company’s Chief Executive Officer), as set forth in Appendix B.

The annual cash bonus plan is in compliance with our Compensation Policy for executive officers and directors.

The resolution of our Board of Directors to approve the above compensation was made on March 19, 2015 pursuant to approval of our Compensation Committee on March 19, 2015, and it is subject to approval by our shareholders.

It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

The vote for each of the sub items shall be separate.

"RESOLVED, TO APPROVE THE COMPENSATION TERMS OF MR. ITSIK MAARAVI, TAT’S PRESIDENT & CEO, AS DESCRIBED ABOVE IN THIS ITEM 3 AND UPON THE TERMS DETAILED THEREIN, IN ACCORDANCE WITH SECTION 272(C1)(1) OF THE COMPANIES LAW.".

OTHER BUSINESS

In addition to voting on Items 1 through 3 as described above, the shareholders will be invited to discuss at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2014.

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Should changes be made to any Item on the agenda for the Meeting after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission on Form 6-K and with the Israeli Securities Authority.

By the Order of the Board of Directors,

Guy Nathanzon, CFO Dated: July 29, 2015

Appendix A

Director Eligibility Declaration

Pursuant to Sections 224A – 227 of the Companies Law, 5759-1999 (hereinafter: "the Law") and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (hereinafter: "the Company")

Date of appointment:   the date of the Annual General meeting of Shareholders

Name of Candidate:
		First name	Surname

Name in English		Samuel	Vlodinger
(according to passport)		First name	Surname

ID No.	10950857

Date of birth:		16 Jan 1951	Nationality:	Israel

My address:		Agadat Deshe	Herzliya	46510
		Street	Town	Zip code

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

B.
I possess the necessary qualifications and skills and have the ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company, taking into account, among other things, the Company's special needs and its size, as required by the Law.

My qualifications were presented to the Company. For more information please see the most recent Form 20-F, which includes a updated description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

C.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

1.	I am not a minor, legally incompetent and I was not declared non-discharged bankrupt.

2.	My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

3.
I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: "the Securities Law") or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

4.
I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds' company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds' company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision.

5.
No means of Enforcement (as defined in the Securities Law) have been imposed on me by The Administrative Enforcement Committee (as defined in the Securities Law) which forbids me to serve as a director in any public company or Bonds' company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

6.
If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

D.
For the purpose of considering whether you are eligible to serve as a director with accounting and financial expertise or Professionally Eligible Director, please declare as follows, all definiteness are as of the date hereof in the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005: 1

1 Please tick all relevant boxes.

☒      Eligible to serve as a Director with accounting and financial expertise;

☒      Eligible to serve as a Professionally Eligible Director;

☐       None of the above;

E.	For the purpose of considering whether you are an independent director, I declare as follows2:

☒	I am not a relative of the Company's controlling person.

☐
At the time of the appointment or during the preceding two years I, my Relative,  employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the Company, to the Company's controlling person or to the controlling person's Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

"Connection" – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;

"Another Corporation" – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.

"Relative" – spouse, brother or sister, parent, parent's parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

Without derogating from the abovementioned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

2 Please tick all relevant boxes.

☒	My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

☒	I do not serve as a director in another company in which any of the Company's directors serves as an independent director3.

☒	I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

☒	I do not serve as a director in the Company for more nine consecutive years.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an "Independent Director" is a director meeting all the conditions and tests in Section E above.

☒	I do not meet all or some of the conditions and tests stated above and therefore, I do not meet the definition of an "Independent Director".

F.	My holdings of Securities of the Company, its Held Company4, if its activity is material for the Company's activity ,are as follows: .

G.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company4, if its activity is material for the Company's activity.

H.	Are you an employee/office holder of the Company, its subsidiary, an affiliate thereto or a party of interest of the Company, if so – do provide further details:

I am a partner in the FIMI fund, the controlling shareholder of the company

I.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details: .

J.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company's audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

July 20, 2015                                                                      /s/ Samuel Vlodinger
_____________________                                                      _______________________
                    Date                                                                                          Signature

3  Including an External Director.

4 "Held Company" – a consolidated company, a proportionately consolidated company or an associate. "Associate"  - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

Director Eligibility Declaration

Pursuant to Sections 224A – 227 of the Companies Law, 5759-1999 (hereinafter: "the Law") and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (hereinafter: "the Company")

Date of appointment:   the date of the Annual General meeting of Shareholders

Name of Candidate:
		First name	Surname

Name in English		Ron	Ben-Haim
(according to passport)		First name	Surname

ID No.	024528655

Date of birth:		7 Oct 1969	Nationality:	Israel

My address:		Ein Hatchelet	Herut	40691
		Street	Town	Zip code

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

B.
I possess the necessary qualifications and skills and have the ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company, taking into account, among other things, the Company's special needs and its size, as required by the Law.

My qualifications were presented to the Company. For more information please see the most recent Form 20-F, which includes a updated description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

C.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

1.	I am not a minor, legally incompetent and I was not declared non-discharged bankrupt.

2.	My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

3.
I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: "the Securities Law") or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

4.
I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds' company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds' company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision.

5.
No means of Enforcement (as defined in the Securities Law) have been imposed on me by The Administrative Enforcement Committee (as defined in the Securities Law) which forbids me to serve as a director in any public company or Bonds' company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

6.
If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

D.
For the purpose of considering whether you are eligible to serve as a director with accounting and financial expertise or Professionally Eligible Director, please declare as follows, all definiteness are as of the date hereof in the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005: 1

1 Please tick all relevant boxes.

☒      Eligible to serve as a Director with accounting and financial expertise;

☐      Eligible to serve as a Professionally Eligible Director;

☐       None of the above;

E.	For the purpose of considering whether you are an independent director, I declare as follows2:

☒	I am not a relative of the Company's controlling person.

☐
At the time of the appointment or during the preceding two years I, my Relative,  employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the Company, to the Company's controlling person or to the controlling person's Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

"Connection" – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;

"Another Corporation" – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.

"Relative" – spouse, brother or sister, parent, parent's parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

Without derogating from the abovementioned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

2 Please tick all relevant boxes.

☒	My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

☒	I do not serve as a director in another company in which any of the Company's directors serves as an independent director3.

☒	I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

☒	I do not serve as a director in the Company for more nine consecutive years.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an "Independent Director" is a director meeting all the conditions and tests in Section E above.

☒	I do not meet all or some of the conditions and tests stated above and therefore, I do not meet the definition of an "Independent Director".

F.	My holdings of Securities of the Company, its Held Company4, if its activity is material for the Company's activity ,are as follows: .

G.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company4, if its activity is material for the Company's activity.

H.	Are you an employee/office holder of the Company, its subsidiary, an affiliate thereto or a party of interest of the Company, if so – do provide further details:

I am a partner in the FIMI fund, the controlling shareholder of the company

I.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details: No.

J.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company's audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

July 20, 2015                                                                         /s/ Ron Ben-Haim
_____________________                                                      _______________________
                    Date                                                                                          Signature

3  Including an External Director.

4 "Held Company" – a consolidated company, a proportionately consolidated company or an associate. "Associate"  - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

Director Eligibility Declaration

Pursuant to Sections 224A – 227 of the Companies Law, 5759-1999 (hereinafter: "the Law") and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (hereinafter: "the Company")

Date of appointment:   the date of the Annual General meeting of Shareholders

Name of Candidate:
	First name	Surname

Name in English	Jan	Loeb
(according to passport)	First name	Surname

ID No.

Date of birth:	21 Oct 1958	Nationality:	USA

My address:	6610 Cross Country BLVD	Baltimore MD	21215
	Street	Town	Zip code

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

B.
I possess the necessary qualifications and skills and have the ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company, taking into account, among other things, the Company's special needs and its size, as required by the Law.

My qualifications were presented to the Company. For more information please see the most recent Form 20-F, which includes a updated description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

C.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

1.	I am not a minor, legally incompetent and I was not declared non-discharged bankrupt.

2.	My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

3.
I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: "the Securities Law") or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

4.
I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds' company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds' company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision.

5.
No means of Enforcement (as defined in the Securities Law) have been imposed on me by The Administrative Enforcement Committee (as defined in the Securities Law) which forbids me to serve as a director in any public company or Bonds' company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

6.
If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

D.
For the purpose of considering whether you are eligible to serve as a director with accounting and financial expertise or Professionally Eligible Director, please declare as follows, all definiteness are as of the date hereof in the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005: 1

1 Please tick all relevant boxes.

☒      Eligible to serve as a Director with accounting and financial expertise;

☐      Eligible to serve as a Professionally Eligible Director;

☐       None of the above;

E.	For the purpose of considering whether you are an independent director, I declare as follows2:

☒	I am not a relative of the Company's controlling person.

☒
At the time of the appointment or during the preceding two years I, my Relative,  employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the Company, to the Company's controlling person or to the controlling person's Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

"Connection" – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;

"Another Corporation" – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.

"Relative" – spouse, brother or sister, parent, parent's parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

Without derogating from the abovementioned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

2 Please tick all relevant boxes.

☒	My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

☒	I do not serve as a director in another company in which any of the Company's directors serves as an independent director3.

☒	I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

☒	I do not serve as a director in the Company for more nine consecutive years.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an "Independent Director" is a director meeting all the conditions and tests in Section E above.

☐	I do not meet all or some of the conditions and tests stated above and therefore, I do not meet the definition of an "Independent Director".

F.	My holdings of Securities of the Company, its Held Company4, if its activity is material for the Company's activity ,are as follows: 522,607 Ordinary Shares of TAT.

G.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company4, if its activity is material for the Company's activity.

H.	Are you an employee/office holder of the Company, its subsidiary, an affiliate thereto or a party of interest of the Company, if so – do provide further details: No.

I.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details: No.

J.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company's audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

 July 20, 2015                                                                            /s/ Jan Loeb
         _____________________                                                      _______________________
                     Date                                                                                          Signature

3  Including an External Director.

4 "Held Company" – a consolidated company, a proportionately consolidated company or an associate. "Associate"  - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

Director Eligibility Declaration

Pursuant to Sections 224A – 227 of the Companies Law, 5759-1999 (hereinafter: "the Law") and stating the expertise of the director in accordance to the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005, and for observance of Sections 92(A)(12) and 219(d) of the Companies Law, intended for tenure in TAT TECHNOLOGIES LTD. (hereinafter: "the Company")

Date of appointment:   the date of the Annual General meeting of Shareholders

Name of Candidate:
		First name	Surname

Name in English		Dafna	Gruber
(according to passport)		First name	Surname

ID No.	59253971

Date of birth:		23 MAR 1965	Nationality:	Israeli

My address:		24 Habanim St.	Ramat Hasharon	47223
		Street	Town	Zip code

Declarations

A.	I hereby confirm my consent to serve as a director in the Company.

B.
I possess the necessary qualifications and skills and have the ability to dedicate the adequate time for the purpose of fulfilling my position as a director in the Company, taking into account, among other things, the Company's special needs and its size, as required by the Law.

My qualifications were presented to the Company. For more information please see the most recent Form 20-F, which includes a updated description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

C.	I declare that I meet the eligibility requirements provided for by the Companies Law to serve as a director in the Company, and I declare that:

1.	I am not a minor, legally incompetent and I was not declared non-discharged bankrupt.

2.	My other positions or occupations will not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

3.
I have not been convicted in a judgment in the first instance of the following offences and if I was previously convicted in a judgment of the following offences, the court determined, at the time of conviction or thereafter, at my request, that albeit my conviction of the following offences and considering, inter alia, the circumstances under which the offence was committed, I have no hindrance to serve as a director in a public company or that five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision:

a)
Offences pursuant to Sections 290 to 297, 392, 415, 418 to 420 and 422 to 428 of the Penal Law, 5737-1977, and pursuant to Sections 52C, 52D, 53(A) and 54 of the Securities Law, 5728-1968 (hereinafter: "the Securities Law") or Any other offence determined by the Minister of Justice by virtue of Section 226(C) of the Companies Law, 5759-1999.

b)	Conviction in a court outside Israel of offences of bribery, deceit, offences by managers of a corporate body or offences involving misuse of inside information.

4.
I have not been convicted in a judgment in the first instance of any other offence, which is not mentioned in section 4 above, in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, I am not fit to serve as a director in either a public company or a private company which is a bonds' company and if I was convicted in the past in a judgment in the first instance of the abovementioned offence, five years or a shorter period of time (in which I have no hindrance to serve as a director in a public company or a Bonds' company) elapsed from the date the judgment of which I was convicted was rendered,  at the court's decision.

5.
No means of Enforcement (as defined in the Securities Law) have been imposed on me by The Administrative Enforcement Committee (as defined in the Securities Law) which forbids me to serve as a director in any public company or Bonds' company and/or the Company and if such means of enforcement was imposed on me, the period prescribed by the Administrative Enforcement Committee in its decision elapsed.

6.
If I cease to meet any of the conditions required pursuant to the Companies Law to my serving as a director in the Company or if there is any ground for the expiry of my tenure as a director in the Company, including due to conviction by a judgment in the first instance of an offence as stated in Section 4(A) or 5 above and/or due to a decision of the Administrative Enforcement Committee, as defined above – I will immediately inform the Company accordingly and my tenure will expire on the date the notice is delivered. I am aware that pursuant to Section 234 of the Companies Law, breaching such duty of disclosure will be deemed as having committed a breach of my fiduciary duty to the Company.

D.
For the purpose of considering whether you are eligible to serve as a director with accounting and financial expertise or Professionally Eligible Director, please declare as follows, all definiteness are as of the date hereof in the Companies Regulations (Conditions and Tests for a Professionally Eligible Director with Accounting and Financial Expertise and for a Professionally Eligible Director), 5766-2005: 1

1 Please tick all relevant boxes.

☒      Eligible to serve as a Director with accounting and financial expertise;

☐      Eligible to serve as a Professionally Eligible Director;

☐       None of the above;

E.	For the purpose of considering whether you are an independent director, I declare as follows2:

☒	I am not a relative of the Company's controlling person.

☒
At the time of the appointment or during the preceding two years I, my Relative,  employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no connection to the Company, to the Company's controlling person or to the controlling person's Relative or to another corporation or company having no controlling person or to anyone holding the controlling block or to anyone who is, at the time of the appointment, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section E:

"Connection" – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time, other than extraordinary cases pursuant to the Companies Regulations (Matters that do not Constitute Connection), 5767-2006 and other than serving as a director in a company prior to being classified as an independent director;

"Another Corporation" – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.

"Relative" – spouse, brother or sister, parent, parent's parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

Without derogating from the abovementioned, I, my Relative, employer, direct or indirect supervisor or the corporation of which I am the controlling person, have no business or professional relationship with anyone the connection with is forbidden pursuant to the provisions in this Section above, even if such relationship is not generally, other than minor relationship, and I did not receive any consideration in addition to the compensation and expense reimbursement to which I am entitled, pursuant to the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, directly or indirectly, due to serving as a director in the Company.

I know that if such relations shall take place and/or such consideration will be received by me during my tenure, it will be seen as a breach of the terms required for my appointment or tenure as Independent Director.

2 Please tick all relevant boxes.

☒	My other positions or occupations do not or may not form a conflict of interests with my position as a director and will not impair my ability to serve as a director.

☒	I do not serve as a director in another company in which any of the Company's directors serves as an independent director3.

☒	I am not an employee of the Securities Authority nor am I an employee of any stock exchange in Israel.

☒	I do not serve as a director in the Company for more nine consecutive years.

For the purpose of the declaration pursuant to this Section E:

The termination of tenure which does not exceed two years will not be regarded as terminating the continuity of tenure.

For the purpose of this Section an "Independent Director" is a director meeting all the conditions and tests in Section E above.

☐	I do not meet all or some of the conditions and tests stated above and therefore, I do not meet the definition of an "Independent Director".

F.	My holdings of Securities of the Company, its Held Company4, if its activity is material for the Company's activity ,are as follows: .

G.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company4, if its activity is material for the Company's activity.

.
H.	Are you an employee/office holder of the Company, its subsidiary, an affiliate thereto or a party of interest of the Company, if so – do provide further details: .

I.	Are you a family member of a senior office holder in the Company or of a party of interest of the Company, if so – do provide further details: .

J.
After having carefully read and understood all the aforesaid, I declare that all the aforesaid is true and that the identifying details are accurate and full and have been written by me, in my handwriting, and that I am aware that the provisions of the Companies Law stated above are not an exhaustive and final list and I know my full duties and rights pursuant to the Law.

In addition, I do not know of any other substantial detail that may affect my tenure as a director and/or the decision of the Company's audit committee as to my compliance with the eligibility conditions and tests to serve as an Independent Director and that had I known of any such detail, I would have indicated it in the declaration. If such detail is known to me, I will notify the Company immediately.

July 24, 2015                                                                         /s/ Dafna Gruber
_____________________                                                      _______________________
                    Date                                                                                          Signature

3  Including an External Director.

4 "Held Company" – a consolidated company, a proportionately consolidated company or an associate. "Associate"  - as defined in the generally accepted accounting principles, and a company in which the corporation holds joint control and which is treated in accordance with the equity method.

Appendix B

TAT Technologies Ltd. ("Company") - Annual Bonus Formula

The CEO shall be eligible to receive from the Company each year an annual bonus (the “Annual Bonus”), subject to the Company’s achievement of the revenues, gross profit and EBITDA targets established by the Board of Directors with respect to each calendar year (each, an “Applicable Year”) prior to each Applicable Year.

The Annual Bonus shall be based on three aggregate components: (i) a Revenue Target bonus component (ii) a Gross Profit Target bonus component and (iii) an EBITDA Target bonus component.

•
The “on target” bonus will be equal to 6 Monthly Salaries. The "on target" bonus reflects achievement of 100% of a Performance Rate as set forth in the tables below. “Monthly Salary” means the monthly fees payable to the CEO pursuant to the agreement between the CEO and the Company divided by 1.36.

•
The Annual Bonus Formula = 6 * (the applicable percentage for Revenue Target as set forth in the right column of the Revenue Target table + the applicable percentage for Gross Profit Target as set forth in the right column of the Gross Profit Target table + the applicable percentage for EBITDA Target (as set forth in the right column of the EBITDA Target table).

•
The “Revenue Target” bonus component shall be calculated based on the Revenue Performance Rate as set forth in the table below.  The “Revenue Performance Rate” shall be determined by dividing (i) the Company’s actual annual revenues for the Applicable Year (as set forth in the audited annual financial statements approved by the Board of Directors) by (ii) the target annual revenues for the Applicable Year (as approved by the Board of Directors in the annual budget for the Applicable Year and as may be adjusted by the Board during the Applicable Year to reflect the Company's operations and mergers and acquisitions activity):

Revenue Performance Rate	Applicable Percentage in the Annual Bonus Formula
Less than 75%	0%
75%-100% (inclusive)	18.75%-25% (respectively)
100%-120% (inclusive)	25%-30% (respectively)
120%-130% (inclusive)	30%-32.5% (respectively)
Above 130%	No additional bonus

•
The “Gross Profit Target” bonus component shall be calculated based on the Gross Profit Performance Rate as set forth in the table below.  The “Gross Profit Performance Rate” shall be determined by dividing (i) the Company’s actual annual gross profit for the Applicable Year (as set forth in the audited annual financial statements approved by the Board of Directors) by (ii) the target annual gross profit for the Applicable Year (as approved by the Board of Directors in the annual budget for the Applicable Year):

Annual Gross Profit Performance Rate	Applicable Percentage in the Annual Bonus Formula
Less than 75%	0%
75%-100% (inclusive)	26.25%-35% (respectively)
100%-120% (inclusive)	35%-42% (respectively)
120%-130% (inclusive)	42%-45.5% (respectively)
Above 130%	No additional bonus

•
The “EBITDA Target” bonus component shall be calculated based on the EBITDA Performance Rate as set forth in the table below.  “EBITDA” means the Company’s operating income before interest, taxes, depreciation and amortization as will be stated in the annual audited financial statements approved by the Board of Directors. The “EBITDA Performance Rate” shall be determined by dividing (i) the Company’s actual annual EBITDA for the Applicable Year (as set forth in the audited annual financial statements approved by the Board of Directors) by (ii) the target annual EBITDA for the Applicable Year (as approved by the Board of Directors in the annual budget for the Applicable Year):

Annual EBITDA Performance Rate	Applicable Percentage in the Annual Bonus Formula
Less than 75%	0%
75%-100% (inclusive)	30%-40% (respectively)
100%-120% (inclusive)	40%-48% (respectively)
120%-130% (inclusive)	48%-52% (respectively)
Above 130%	No additional bonus

Example: if 75% of the Revenue Target is achieved, 100% of the Gross Profit Targets is achieved and 110% of the EBITDA Target is achieved, then the CEO shall be entitled to an Annual Bonus of 6*(18.75%+35%+44%) = 5.86 Monthly Salaries.

•	All GAAP and Non- GAAP targets are on a consolidated basis.

•
Notwithstanding anything to the contrary, if: (A) the Company generates a net profit margin of less than 3% in the Applicable Year (as derived from the audited financial statements of the Applicable year), or (B) the sum of the applicable percentages in the rights side of the Annual Bonus Formula is less than 50%, the CEO shall not be entitled to any Annual Bonus with respect to such Applicable Year.

Example for (B) – if 75% of the Revenue and Gross Profit Targets are achieved and less than 75% of the EBITDA Target is achieved, then the CEO shall not be entitled to the Annual Bonus in that applicable year (i.e., 18.75%+26.25%+0% < 50%).

Notwithstanding anything to the contrary, in accordance with the Company’s Compensation Policy for Officers:

1.	in no event shall the Annual Bonus for any Applicable Year exceed 7.8 Monthly Salaries; and

2.
the payment of 20% of the Annual Bonus payable to the CEO for any Applicable Year shall be deferred to the end of the year subsequent to the Applicable Year and be conditioned upon the Company achieving (i) a positive net profit in the subsequent year, and (2) the CEO has not ceased to provide services to the Company during the year in which the deferred bonus is paid due to his resignation or termination by the Company for "cause" (is defined in the Company's compensation policy).

B - 2